[redacted]

10029897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.	12.00

SEC FILE NUMBER
8- 68205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JB Drax Honore Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman, Cohen & Diamond, LLC
(Name - if *individual, state last, first, middle name*)

111 S. Pfingsten Road - Suite 114 (Address) Deerfield (city) Illinois (State) 60015 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Hallenborg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JB Drax Honore Inc, as of December 31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

ADRIANE D. ROBINSON
Notary Public, State of New York
No. 01RO6104472
Qualified in Queens County
Commission Expires 1/20/2012

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control
☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JB DRAX HONORE INC.

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT

December 31, 2009

JB DRAX HONORE INC.
YEAR ENDED DECEMBER 31, 2009

CONTENTS

GROSSMAN
COHEN &
DIAMOND, LLC
Advisors & Certified Public Accountants
www.gcdadvisors.com
111 S. Pfingsten Road • Suite 114 • Deerfield, Illinois 60015

Report of Independent Auditors

The Board of Directors and Stockholder of
JB Drax Honore Inc.

We have audited the accompanying statement of financial condition of JB Drax Honore Inc. (a Delaware corporation) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JB Drax Honore Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Grossman, Cohen & Diamond, LLC

March 22, 2010

JB Drax Honore Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 641,164
Receivables	
Commissions	1,001,739
Clearing Broker	338,667
Prepaid income taxes	237,621
Deferred tax asset	94,249
Fixed assets, net of $107,657 accumulated depreciation	133,587
Other asset	25,000
Restricted cash - security deposit	77,734
Total Assets	$ 2,549,761

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 339,882
Due to Stockholder	101,272
Total Liabilities	441,154
Stockholder's Equity	
Common stock ($.01 par value, 1000 shares authorized, 100 shares issued and outstanding)	1
Additional paid in capital	949,999
Retained earnings	1,158,607
	2,108,607
	$ 2,549,761

The accompanying notes are an integral part of these financial statements.

JB DRAX HONORE INC
Notes to Financial Statement
Year Ended December 31, 2009

Note 1 – Organization and Ownership

J.B. Drax Honore Inc. (the "Company") is a wholly owned subsidiary of JB Honore S.A.R.L (the "Parent") of Luxembourg.

The Company is a member of the National Futures Association and is registered with the Commodity Futures Trading Commission as an Introducing Broker. On December 15, 2009, became registered with the Securities and Exchange Commission as a broker dealer and a member of the Financial Industry Regulatory Authority. The principal operations of the Company are located in New York City. The Company's principal business is to provide execution services to U.S. customers in various U.S. and foreign financial commodities and equities.

Note 2 – Summary of Significant Accounting Policies

a. **Revenue Recognition**
Execution commission revenues are recorded on the transaction date.

b. **Management Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. **Income Taxes**
Income taxes are provided under the provisions GAAP. Deferred tax assets are recognized for temporary differences between the financial reporting and tax bases of the company's assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

d. **Property and Equipment**
Property and equipment are recorded at cost and depreciated over their estimated useful lives, using straight-line and accelerated methods as indicated in the following tabulation.

	Years
Office equipment	5-7
Leasehold improvements	5

Repairs and maintenance charges that do not increase the useful lives of the assets are charged to operations as incurred.

e. **Receivables**
Receivables are stated at their realizable value and reserves are taken for any amounts judged to be uncollectible. At December 31, 2009 no reserves were established.

f. **New Accounting Pronouncement**
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation no. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, Accounting For Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. The interpretation requires that computations of current and deferred income tax assets and liabilities only consider tax positions that are more likely than not to be sustained if the taxing authority examined the positions. For this purpose, the phrase more likely than not means that there is greater than a 50% chance.

Note 3 – Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 12-1/2 percent of "aggregate indebtedness" during the Company's first year registered as a broker-dealer (6-2/3 percent thereafter), as these terms are defined. At December 31, 2009 the Company's net capital was approximately $538,000 which exceeded the minimum net capital requirement of approximately $55,000. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1 at December 31, 2009.
The Company is also subject to the minimum capital requirements pursuant to regulations under the Commodity Exchange Act, as amended. At December 31, 2009, the Company had net capital of approximately $538,000 which was approximately $483,000 in excess of its required capital.

Note 4 – Foreign Currency

The Company's functional and reporting currency is the U. S. Dollar.

Note 5 – Commitments

On November 3, 2006 the Company entered into an operating lease for office space that expires on February 28, 2012. The Company did not receive any rent abatement on this lease. The Company was offered office space by one of its customers at no charge until March 2007 and as a result, these financial statements reflect no related occupancy cost for January and February 2007.

Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year Ended December 31:	
2010	$95,850
2011	95,850
2012	15,975
Thereafter	-
	$207,675

Rent expense for the years ended December 31, 2009 amounted to $106,281.

Note 6 – Restricted Cash

Restricted cash –security deposit represents a compensating cash deposit with a financial institution for a standby letter of credit issued as a guarantee in connection with the Company's lease agreement.

Note 7 – Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution. At December 31, 2009, the Company's uninsured cash balances totaled $477,169.

Note 8 – Concentration of Customer and Credit Risk

The Company introduces its customer transactions to both related and unrelated execution entities. Pursuant to the terms of the various agreements between the Company and another executing broker, they have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed by the Company's customers, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. Additionally, in the normal course of business, the Company enters into contacts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Note 8 – Concentration of Customer and Credit Risk (continued)

Revenues from one customer for the year ended December 31, 2009 exceeded 10% of the company's revenues. Revenue from this customer amounted to $761,994. The receivable balance from this customer was $189,321 at December 31, 2009.

Note 9 – Related party transactions

The company is provided management and accounting services by its sole stockholder. For the year ended December 31, 2009 the company was charged $29,828 for these services, respectively.

As of December 31, 2009, net amounts due to stockholder amounted to $101,272. It is the stockholder's intent to repay all intercompany balances each year.

Note 10 – Regulation
The Company is exempt from SEC Rule 15c-3-3 under subparagraph (k)(2)(i).

Note 11 – Subsequent events

The Company has evaluated subsequent events through March 22, 2010, the date that this report was available for issuance to determine whether there were any items that needed to be reflected in the financial statements or otherwise disclosed in the footnotes thereto.